SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                               --------------


                                SCHEDULE 13D
                               (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
             AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(A)

                            (AMENDMENT NO. 5 )*

                         TRIGEN ENERGY CORPORATION
---------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 895930105
               ----------------------------------------------
                               (CUSIP Number)

                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                             NEW YORK, NY 10004
                        ATTN: SANFORD KRIEGER, ESQ.
                               (212) 859-8000

---------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

                             NOVEMBER 16, 1999
               ----------------------------------------------
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                            (Page 1 of 7 Pages)

--------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 895930105                                      Page 2 of 10 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Suez Lyonnaise des Eaux

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,507,944

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         6,507,944

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,507,944

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.7%

14  TYPE OF REPORTING PERSON*

    00


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 895930105                                      Page 3 of 10 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Elyo S.A.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           6,507,944

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         6,507,944

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,507,944

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    52.7%

14  TYPE OF REPORTING PERSON*

    00


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 895930105                                      Page 4 of 10 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Cofreth American Corporation  51-0262996

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF, WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,870,670

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,870,670

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    4,870,670

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    39.4%

14  TYPE OF REPORTING PERSON*

    CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP No. 895930105                                      Page 5 of 10 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Compagnie Parisienne de Chauffage Urbain

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Republic of France

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,637,274

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,637,274

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,637,274

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.3%

14  TYPE OF REPORTING PERSON*

    OO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This  Amendment  No. 5 amends and  supplements  the report on Schedule
13D, as amended (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Trigen Energy Corporation, a Delaware corporation (the "Company"), previously filed by Suez Lyonnaise des Eaux, Elyo S.A. ("Elyo"), Cofreth American Corporation and Compagnie Parisienne de Chauffage Urbain. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

     Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 4. Purpose of the Transaction
        --------------------------

Item 4 is hereby amended and supplemented as follows:

     On November 16, 1999, Elyo announced that it had withdrawn the proposal previously submitted to the Board of Directors of the Company on September 20, 1999 to acquire all of the Company's outstanding Common Stock for $22.00 per share in cash. A copy of the press release issued by Elyo on November 16, 1999 is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

ITEM 7. Material to be Filed as Exhibits
        --------------------------------

Exhibit Number         Title
--------------         -----

99.1                   Press Release of Elyo, dated November 16, 1999



                             Page 6 of 7 Pages

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 16, 1999           SUEZ LYONNAISE DES EAUX



                              By:   /s/  Michel Bleitrach   *
                                    ---------------------------------
                                    Name: Michel Bleitrach
                                    Title: Attorney-in-fact


                              ELYO S.A.



                              By:   /s/  Jean-Daniel Levy
                                    ---------------------------------
                                    Name: Jean-Daniel Levy
                                    Title: Chief Executive Officer


                              COFRETH AMERICAN CORPORATION



                              By:   /s/  Olivier Degos   *
                                    ---------------------------------
                                    Name: Olivier Degos
                                    Title: Attorney-in-fact


                              COMPAGNIE PARISIENNE DE CHAUFFAGE URBAIN


                              By:   /s/  Michel Caillard *
                                    ---------------------------------
                                    Name: Michel Caillard
                                    Title: Attorney-in-fact


 *See Powers of Attorneys filed as attachments to the Amendment No. 3 to the
 Schedule 13D, filed September 24, 1999, which are incorporated by reference herein.